

Mail Stop 3233

April 27, 2018

Via E-Mail
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
230 Park Avenue, 19th Floor
New York, NY  10169

> **Re:** **Five Oaks Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Response Dated April 20, 2018**
> **File No. 001-35845**

Dear Mr. Oston:

We have reviewed your April 20, 2018 response to our comment letter and have the following comment.  In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2018 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2017 Highlights, page 39

1. We note your response to our prior comment 1. Please clarify if the denominator used in your calculation of economic loss on common equity represents the beginning net book value per common share for the period and if so, disclose this fact and the associated amount in future filings.

You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities